November 2, 2011
Bridgette Lippmann
Special Counsel
Mara L. Ransom
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Petrus Resources Corporation
Registration Statement on Form S-1
Filed September 16, 2011
File No. 333-176879

Dear Ms. Ransom,

The following are the responses to your comment letter dated October 14, 2011.

General

1. In an appropriate place in your filing, please state, if true, that:

•	your escrow agent, Evolve Bank and Trust, meets the requirements of Rule
419(b)(1) of Regulation C; and

•	the Escrow Agreement, filed as Exhibit 10.1, fully complies with Rule 419.

Both of the above stated in the registration statement.

Registration Statement Cover Page

2. We note the reference to “Amendment No. 4.” Please revise to reflect the correct filing.
Please see Rule 470 of Regulation C.

Revised to reflect Amendment No. 1

3. Please revise the second column of the registration fee table to reflect the number of shares being registered and indicate in the table or in a footnote to the table the amount being offered by the company and the amount being offered by the selling shareholder.

Second column revised to reflect the number of shares to be registered and footnote added.

Bridgette Lippmann
November 2, 2011

Prospectus Cover Page, page 2

4. We note your statement in the third paragraph of the prospectus cover page that “[t]he funds from any sales of Mr. O'Dare’s shares will also be placed into the escrow account and cannot be released until after the close of the new issue offering when they will be released to Mr. O'Dare.” Please revise to clarify that funds from all sales of Mr. O’Dare’s shares will be placed into escrow and will only be released pursuant to Rule 419(e) of Regulation C. Please also thoroughly review and revise your filing to clarify that the shares and funds from both the primary and secondary offering will comply with Rule 419 and confirm your understanding in this regard. Please see Section 616.02 in the Compliance and Disclosure Interpretations relating to Securities Act Rules, located at our website.

Revised to clarify that funds from all sales of Mr.O’Dare’s shares will be placed into escrow and only be released pursuant to Rule 419(e) of Regulation C.   Revised to clarify that both the shares and funds from both the primary and secondary offering will comply with Rule 419 and the Company confirms its understanding thereof.

5. In the third paragraph you disclose that the subscription funds will be returned to investors if the minimum offering is not achieved within 180 days. Therefore, please clarify that the shares in the minimum/maximum offering must be sold before any sale of the selling shareholder shares. Also clarify and clearly state the commencement and termination dates for the 8,000,000 shares being offered by resale. As appropriate, please revise the last sentence on page 4. Please review your entire filing for compliance with this comment.

Last sentence on page 4 revised to clarify that the shares in the primary offering must be sold before the sale of the selling shareholder shares.    Disclosure that the commencement date of the resale shares is the close of the primary offering and that it terminates upon the sale of all 8,000,000 resale shares or notification by the Board of Directors.

Bridgette Lippmann
November 2, 2011

6. We note your statement in the first sentence of the fourth paragraph that “[t]he offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares to be sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved, or (ii) [sic] 180 days from the effective date of this document [emphasis added].” We further note your disclosure in the penultimate paragraph on page 5 that “[t]he offering may terminate on the earlier of: (i) the date when the sale of all 2,000,000 shares being sold by the issuer is completed, (ii) anytime after the minimum offering of 400,000 shares of common stock is achieved at the discretion of the Board of Directors but not more than (ii) [sic] 180 days from the effective date of this document [emphasis added].” Please:

•	clarify the inconsistencies between the two statements; and

•	revise to state when the offering “will” terminate.

Please review your entire filing for compliance with this comment.

Revised to change the “may” to will and to consistently state “terminate anytime after the minimum offering of 400,000 shares of common stock is achieved at the discretion of the Board of Directors but not more than (ii) [sic] 180 days from the effective date of this document.”

7. Please clarify in the penultimate sentence of the fourth paragraph that you currently have no operations.

Clarified that there are currently no operations.

Summary Information and Risk Factors, page 4

Rights and Protections under Rule 419, page 4

8. Please clarify that the proceeds of the offering will also be returned to investors if the minimum offering is not achieved within 180 days.

Clarified that the proceeds of the offering will also be returned to investors if the minimum offering is not achieved within 180 days.

Bridgette Lippmann
November 2, 2011

The Company, page 4

Business Overview, page 4

9. We note your sentence that “[i]n order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.” Please revise to comply with Rule 419(e)(3) of Regulation C. Similarly, please also revise the fourth paragraph on page 22. Please review your entire filing for compliance with this comment.

This statement has been deleted for consistency with Rule 419 and filing revised for consistency.

10. We note your promoter’s involvement with other similar and recent blank check company filings. Please describe any blank check offerings in which your promoter has been involved. Include the following:

•	Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, and the public reporting status of company.

•
Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration givenand received in those transactions, and the promoter’s subsequent involvement ineach company.

•
Disclose whether any transaction resulted in termination of your promoter’s association with any blank check company, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Bridgette Lippmann
November 2, 2011

Table has been added to disclose the above.

Name	Date Registration Filed	Reporting Status	Date of Initial Offering Commencement	Dollar Amount Raised	Purpose of the Offering

Puravita Corporation	Mar. 17, 2011	Not Reporting	Has Not Commenced	0	Blank Check-Acquisition

Cheval Resources Corp.	Mar. 21, 2011	Not Reporting	Has Not Commenced	0	Blank Check-Acquisition

Mobad Service Corporation	May 19, 2011	Not Reporting	Has Not Commenced	0	Blank Check-Acquisition

Name	Merger/ Acquisition	Date of Merger/ Acquisition	Consideration	Promoters Subsequent Involvement	Termination of Promoters Interest	Retained Interest	Successor Entity	Third Party Involvement in Merger/ Acquisition

Puravita Corporation	No	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Cheval Resources Corp.	No	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Mobad Service Corporation	No	n/a	n/a	n/a	n/a	n/a	n/a	n/a

The Offering, page 5

11. We note your statement that “[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to Petrus Resources Corporation until such a time as the escrow conditions are met…other than 10% which may only be released to Petrus Resources Corporation upon completion of the offering.” We further note your statement on page 19 that “[e]xcept for an amount up to 10% of the deposited funds otherwise releasable under Rule 419, the deposited funds and the deposited securities may not be released until an acquisition meeting certain specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in Rule 419.” Please clarify when this 10% will be released from escrow (e.g. upon completion of the primary offering, after completion of the secondary offering, etc.) and consistently state so. Please see Rule 419(b)(2)(vi) of Regulation C. Please review your entire for compliance with this comment.

Bridgette Lippmann
November 2, 2011

Revised to consistently state that this 10% may not be released until the completion of the primary offering.

12. You disclose on page 6 that the total estimated offering expenses of $3,759 have been paid by your sole officer and director and that no offering expenses will be deducted from the gross offering proceeds. Please reconcile this statement to your disclosure on page 13 indicating that the offering expenses are estimated at $7,506.69. If the correct amount of estimated offering expenses is $3,759 and those expenses have already been paid, please clarify why you believe you will not incur any further offering costs. If there are anticipated offering expenses yet to be paid, please update your use of proceeds and dilution tables accordingly.

Revised to clarify that total offering expenses totaled $3,759 and that all anticipated expenses have already been paid.

Risk Factors, page 9

No Agreement for Business Combination or Other Transaction…, page 11

13. We note your disclosure in the last two sentences of this risk factor. Please revise to clarify that any such business combination or other transaction will represent at least 80 percent of the maximum offering proceeds. Please see Rule 419(e)(1) of Regulation C.

Revised to clarify that any business combination will represent at least 80% of the maximum offering proceeds.

Use of Proceeds, page 15

14. Please include language clarifying that:

•	the offering is on a “best-efforts” basis;

•	the offering scenarios presented are for illustrative purposes only; and

•	the actual amount of proceeds, if any, may differ.

Above clarification language added to Use of Proceeds.

Bridgette Lippmann
November 2, 2011

15. Please revise to provide the definition of “business combination” which is referenced in footnote 2.

Business combination defined as a merger or acquisition of an operating business.

Dilution, page 16

16. For consistency with your use of proceeds table, please revise your dilution table to present the 50% of maximum offering scenario.

50% dilution scenario added.

	Minimum	50% of	Maximum
	Offering	Offering	Offering

Offering Price Per Share	$0.05	$0.05	$0.05

Book Value Per Share Before the Offering	($0.00035238)	($0.00035238)	($0.00035238)

Book Value Per Share After the Offering	$0.00204540	$0.00524233	$0.00971810

Net Increase to Original Shareholder	$0.00239800	$0.00488995	$0.01007000

Decrease in Investment to New Shareholders	$0.04795500	$0.04475767	$0.04028200

Dilution to New Shareholders (%)	95.91%	89.52%	80.56%

Plan of Distribution, page 17

17. Please explain how Rory O’Dare satisfies the requirements of Rule 3a4-1(a)(4)(ii)(C), since in 2011 he participated in selling in offerings of securities for Cheval Resources Corporation, Mobad Service Corporation and Puravita Corporation.

Disclosure has been revised to reflect that Mr. O’Dare will not sell any securities in this offering but all sales will be done by the sales agent who is a registered broker dealer.   Disclosure as to the sales agent has been added to the registration.

Bridgette Lippmann
November 2, 2011

18. Please revise the last sentence of the penultimate paragraph in this section to comply with Rule 419(e)(2)(iv) of Regulation C.

Revised to clarify that all funds (possibly minus 10%) will be returned to investors within 5 business days if a merger/acquisition is not consummated within 18 months of the effectiveness of the registration statement.

Market Price of and Dividends on the Issuer’s Common Stock, page 23

19. Please clarify in the penultimate sentence of the first paragraph that there is no assurance that any trading market will develop for your shares.

Disclosure that there is no assurance that any trading market will develop for the shares has been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

20. Please revise to discuss you liquidity and capital resources. Please see Item 303(a) and 303(d) of Regulation S-K. In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Additional disclosure added relating to the cost of escrow and merger/acquisition search.

LIQUIDITY AND CAPITAL RESOURCES

The sole officer and director has provided all financing for the corporation to date and shall continue to do so up to the completion of an acquisition and/or merger.     There are costs of escrow totaling $1,500 and it is anticipate that it may cost up to $10,000 to find a merger or acquisition candidate all of which has or will be provided by Mr. O’Dare our sole officer and director.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

21. Please clarify your disclosure in the third to last sentence on page 29 that Mr. O’Dare holds the stated positions in “all” of these entities. Please also name any other public company at which Mr. O’Dare was employed or held a directorship during the past five years. We note that Mr. O'Dare is identified as a member of the board of Lyonheart Capital, Inc. in its information statement filed on EDGAR on June 14, 2011. See Item 401(e) of Regulation S-K.

Bridgette Lippmann
November 2, 2011

The reference in Lyonheart was a typographical error and Lyonheart has agreed to amend their disclosure.   Mr. O’Dare was never an officer or director of Lyonheart.  Meaning of “all” clarified to identify the specific companies.

22. Please clarify:

•	how Mr. O’Dare will allocate his time and efforts between the other blank check companies in which he is involved; and

•	how potential investors and business opportunities will be allocated between these blank check companies.

Please also update your risk factors entitled “Potential Conflicts of Interest…” and “Conflicts of Interest Officer and Director…” to address Mr. O’Dare’s involvement in these other blank check companies.

Disclosure added to clarify that Mr. O’Dare will devote his time equally to all effective blank check registered companies and that blank check companies will be presented to candidates in the order they were declared effective and the candidate will choose.    Conflicts of interest sections updated.

Board Committees, page 29

23. We note your reference to an audit committee. There does not appear to be any disclosure related to an audit committee in your filing. Please revise.

Revised to clarify that the company does not yet have an audit committee.

Security Ownership of Certain Beneficial Owners and Management, page 30

24. Please specify the most recent practicable date for the information provided in this section. Please see Item 403(a) and (b) of Regulation S-K.

Revised to current date.

Bridgette Lippmann
November 2, 2011

Certain Relationships and Related Transactions, page 30

25. Please revise to include payment of offering expenses by Mr. O’Dare. Please see Item 404(a) and (d) of Regulation S-K.

Payment of offering expenses disclosure added.

Statement of Stockholder’s Deficit, page F-5

26. Although your statement of stockholder’s deficit indicates that you issued eight million shares for cash on March 2, 2011, your disclosures on pages 31 and II-1 indicate that you issued the shares to your officer and director for expenses paid on your behalf and for services rendered. If you did not receive cash for this share issuance, please revise the line item description on your statement of stockholder’s deficit and reflect the transaction as a non-cash transaction on your statement of cash flows.

Revised to remove reference to services rendered.

Note 1. Nature of Operations and Significant Accounting Policies, page F-7

27. Please disclose your fiscal year-end.

Fiscal year end of Dec. 31 disclosed.

Part II: Information Not Required in Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

28. Please reconcile the total cost of the offering provided in this section with the amount provided in the last sentence on page 13.

Revised consistently to $3,759.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Petrus Resources Corporation